SUB-ITEM 77C: Submission of matters to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 11, 1997, a pro-posal to amend the Articles of Incorporation, that would give shareholders the right to tender their shares during the current fiscal year, was voted upon. There were 839,938 shares voted for and 2,134,249 shares voted against the charter amendment. There were 2,901,616 shares that were broker non-votes.

A Special Meeting of Shareholders was held on October 25, 1996, at which
3,408,247 shares were present. The matters voted upon, a new investment advisory agreement and changes to three fundamental investment policies, were approved as follows:
	                                                       	     Broker
	                              For	    Against    Abstentions   non-votes
New advisory agreement with	   3,151,425    97,926	   158,896	         0
  Davis-Dinsmore Management
  Company

Change policy regarding          2,917,042   204,920	   126,176	     160,109
  purchase of securities of
  foreign issuers


Change policy imposing a history 2,946,790   167,813	   133,535	     160,109
  of operations requirement

Eliminate policy regarding   	   2,650,600   429,132     168,406       160,109
  illiquid and restricted securities

FUNDAMENTAL POLICY CHANGES

At a special meeting of shareholders held on October 25, 1996, shareholders approved a change to the Company's fundamental investment policy which limits investment in securities of foreign issuers to permit the purchase of U.S. dollar-denominated securities convertible into American Depository Receipts
ADRs). ADRs are certificates representing an ownership interest in a security or a pool of securities issued by a foreign issuer and deposited with a depositary, typically a bank, and held in trust for the investor.

At such special shareholders meeting, shareholders also approved an amendment that allows the Company to look to either the issuer or the guarantor of securities to satisfy the Company's history of operations requirement.

Also at the aforementioned special meeting, shareholders approved the elimination of the fundamental investment policy regarding the purchase of illiquid and restricted securities. That policy prohibited the Company from investing more than 10% of its total assets in restricted securities. The Board of Directors has instead adopted a nonfundamental investment policy which provides that the Company may not purchase the securities of an issuer if, after giving effect to such purchase, more than 20% of its net assets would be invested in illiquid securities.